Exhibit 21

SPIRE INC.

Subsidiaries of the Registrant

Direct and Indirect Subsidiaries:	Doing Business As:	Organized Under the Laws of:

Belle Butte LLC		Missouri
Laclede Development Company		Missouri
Laclede Insurance Risk Services, Inc.		South Carolina
Omega Pipeline Company, LLC		Delaware
Spire Alabama Inc.	Spire	Alabama
Spire EnergySouth Inc.	Spire	Delaware
Spire Gulf Inc.	Spire	Alabama
Spire Marketing Inc.		Missouri
Spire Midstream LLC		Missouri
Spire Mississippi Inc.	Spire	Mississippi
Spire Missouri Inc.	Spire, Spire Missouri East or Spire Missouri West	Missouri
Spire MoGas Pipeline LLC		Delaware
Spire NGL Inc.	Spire	Missouri
Spire Oil Services LLC	Spire	Missouri
Spire Properties Wentzville LLC		Delaware
Spire Resources LLC		Missouri
Spire Services Inc.	Spire	Missouri
Spire STL Pipeline LLC		Missouri
Spire Storage Salt Plains LLC	Spire or Spire Storage	Delaware
Spire Storage West LLC	Spire or Spire Storage	Delaware